SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 1)(1)

                                Restoragen, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   76127H 10 0
                                 (CUSIP Number)

Vanessa Colby                                     Daniel Koller
EquityFourLife (Bahamas) Ltd.                     equity4life AG
Ansbacher House, Bank Lane                        Josefstrasse 225
P.O. Box N-7768                                   8005 Zurich
Nassau, Bahamas                                   Switzerland
242-322-1161                                      011-411-278-4456

Walter Villiger                                   Bruno Hauser
Hurdnerstrasse 10                                 c/o Belmont Capital AG
Postfach 1474                                     Gessnerallee 38
CH-8640 Hurden                                    8001 Zurich
011-41-55-415-1122                                Switzerland

Klaus Baumueller                                  Klaus Baumueller
Rocky Mountain Associates S.A.                    Golden Mean Ventures Ltd.
53rd Street, Urbanicazion Obarrio                 41 Cedar Avenue Cedar House
Torre Swiss Bank, 16th Floor                      POB HM 1179
Panama                                            BM-Hamilton HM 12
Republic of Panama                                Bermuda
011-41-55-222-8730

Thomas Schmidheiny
Zurcherstrasse 156
CH-8645 Jona
011-41-58-858-8730

                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2002
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to

CUSIP No. 76127H 10 0                 13 D                    Page 2 of 22 Pages


report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or 13d-l(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76127H 10 0                 13 D                    Page 3 of 22 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     EquityFourLife (Bahamas) Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        643,666
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    643,666
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     643,666
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No. 76127H 10 0                 13 D                    Page 4 of 22 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     equity4life AG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        643,666
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    643,666
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     643,666
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No. 76127H 10 0                 13 D                    Page 5 of 22 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Walter Villiger
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
________________________________________________________________________________
               7    SOLE VOTING POWER

                    631,111
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           631,111
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     631,111
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

CUSIP No. 76127H 10 0                 13 D                    Page 6 of 22 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Bruno Hauser
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
________________________________________________________________________________
               7    SOLE VOTING POWER

                    355,555
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           355,555
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     355,555
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

CUSIP No. 76127H 10 0                 13 D                    Page 7 of 22 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Rocky Mountain Associates S.A.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Panama
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        985,555
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    985,555
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,555
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No. 76127H 10 0                 13 D                    Page 8 of 22 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Golden Mean Ventures Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        985,555
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    985,555
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,555
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No. 76127H 10 0                 13 D                    Page 9 of 22 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Thomas Schmidheiny
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        985,555
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    985,555
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,555
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

CUSIP No. 76127H 10 0                 13 D                   Page 10 of 22 Pages


            This Amendment No. 1 (the "Amendment") amends and supplements the
Schedule 13D originally filed on February 20, 2002 (the "Initial Schedule 13D") and is being filed on behalf of EquityFourLife (Bahamas) Ltd., a Bahamas corporation ("EquityFourLife"), equity4life AG, a Swiss corporation ("equity4life AG"), Walter Villiger, a citizen of Switzerland ("Villiger"), Bruno Hauser, a citizen of Switzerland ("Hauser"), Rocky Mountain Associates S.A., a Panama corporation ("Rocky Mountain"), Golden Mean Ventures Ltd., a Bermuda corporation ("Golden Mean"), and Thomas Schmidheiny, a citizen of Switzerland ("Schmidheiny"). EquityFourLife, equity4life AG, Villiger, Hauser, Rocky Mountain, Golden Mean and Schmidheiny are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 24, 2003, attached hereto as Exhibit 1.

            Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, $.01 par value per share, of Restoragen, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Initial Schedule 13D.

Item 2      Identity and Background.

            The information in Items 2(a)-(c) is hereby amended by the addition of the following information:

            Golden Mean is a Bermuda corporation with its principal executive offices at 41 Cedar Avenue Cedar House, POB HM 1179, BM - Hamilton HM 12 Bermuda. Golden Mean is an investment holding company. Golden Mean directly owns all of the outstanding shares of Rocky Mountain. Information with respect to each executive officer and director of Golden Mean is set forth on Schedule 1 attached hereto which is incorporated by reference.

            The information in Items 2(d) and (e) is hereby amended by the addition of the following information:

            During the last five years, neither Golden Mean nor, to the best knowledge of Golden Mean, any person identified in Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The information in Item 2(f) is hereby amended by the addition of the following information:

            To the best knowledge of Golden Mean, all persons identified in
Schedule I are citizens of the respective country set forth on Schedule 1, which is incorporated herein by reference thereto.

Item 3.     Source and Amount of Funds or Other Consideration.

            The information in Item 3 is hereby amended by the addition of

CUSIP No. 76127H 10 0                 13 D                   Page 11 of 22 Pages


the following information:

            On November 19, 2002, pursuant to an Assignment and Assumption of Securities (the "Assignment Agreement") attached as Exhibit 2 hereto, Schmidheiny assigned to Rocky Mountain for an aggregate purchase price of $1,203,500 (i) 350,000 shares of Common Stock owned by Schmidheiny (the "Schmidheiny Common Stock"); (ii) the Company's Secured Convertible Promissory Note, dated December 18, 2001, issued to Schmidheiny in the aggregate principal amount of $2,000,000 (the "Schmidheiny Note"); and (iii) the Company's Warrant to purchase shares of Common Stock issued to Schmidheiny (the "Schmidheiny Warrant"). The funds used by Rocky Mountain to pay for the Schmidheiny Common Stock, the Schmidheiny Note and the Schmidheiny Warrant were obtained from Rocky Mountain's working capital.

Item 4.     Purpose of Transaction.

            The information in Item 4 is hereby amended by the addition of the following information:

            Rocky Mountain has acquired the Schmidheiny Common Stock, the Schmidheiny Note and the Schmidheiny Warrant as an investment and in the ordinary course of business. Rocky Mountain intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may (i) convert the Schmidheiny Note or exercise the Schmidheiny Warrant, as the case may be, in whole or in part, or (ii) dispose of the Schmidheiny Common Stock, the Schmidheiny Note or the shares of Common Stock or Preferred Stock received upon conversion of the Schmidheiny Note or dispose of the Schmidheiny Warrant or the shares of Common Stock received upon exercise of the Schmidheiny Warrant, in the open market, in privately negotiated transactions or otherwise.

            As of the date of filing this Amendment, each Warrant held by a Reporting Person (including the Schmidheiny Warrant) may be exercisable for the number of shares of Common Stock equal to 100% of the quotient of (i) the principal amount of the Note outstanding, divided by (ii) the Exercise Price.

Item 5.     Interest in Securities of the Issuer.

            The information in Item 5(a) is hereby amended and restated in its entirety as follows:

            (a) The aggregate number of shares and percentage of common stock beneficially owned:

      (i) EquityFourLife beneficially owns 643,666 shares of Common Stock, representing a 8.7% interest in the shares of Common Stock currently outstanding (including 477,000 shares of Common Stock beneficially owned directly and assuming the exercise of the Warrants beneficially owned by it for the purchase of Common Stock); EquityFourLife is wholly owned by equity4life AG, which may be deemed to beneficially own the 643,666 shares of Common Stock of the Company beneficially owned by EquityFourLife; (ii) Villiger beneficially owns 631,111 shares of Common Stock, representing a

CUSIP No. 76127H 10 0                 13 D                   Page 12 of 22 Pages


8.6% interest in the shares of Common Stock currently outstanding (including 240,000 shares of Common Stock issuable upon the conversion of shares of the Company's Series F convertible preferred stock, 280,000 shares of Common Stock beneficially owned directly by Villiger and assuming the exercise of the Warrants beneficially owned by Villiger for the purchase of Common Stock); (iii) Hauser beneficially owns 355,555 shares of Common Stock, representing a 4.8% interest in the shares of Common Stock currently outstanding (including 200,000 shares of Common Stock issuable upon the conversion of 16,000 shares of the Company's Series F convertible preferred stock, 100,000 shares of Common Stock beneficially owned directly by Hauser and assuming the exercise of the Warrants beneficially owned by Hauser for the purchase of Common Stock); and (iv) Rocky Mountain beneficially owns 985,555 shares of Common Stock, representing a 13.3% interest in the shares of Common Stock currently outstanding (including the Schmidheiny Common Stock beneficially owned directly by Rocky Mountain and assuming exercise of the Warrants beneficially owned by it for the purchase of Common Stock, including the Schmidheiny Warrants); Rocky Mountain is wholly owned by Golden Mean. Golden Mean may therefore be deemed to beneficially own the 985,555 shares of Common Stock beneficially owned by Rocky Mountain. Golden Mean is wholly owned by Schmidheiny. Schmidheiny may therefore be deemed to indirectly beneficially own the 985,555 shares of Common Stock beneficially owned by Rocky Mountain.

            EquityFourLife, Villiger, Hauser and Rocky Mountain may constitute a group as such term is used in Section 13(d)(3) of the Exchange Act. If such persons were deemed to constitute a group, the 2,615,887 shares of Common Stock beneficially owned by such persons in the aggregate would represent 35% of the shares of Common Stock currently outstanding (assuming the exercise of the Warrants beneficially owned by them into Common Stock).

            The filing of this Amendment by equity4life AG, Golden Mean and Schmidheiny shall not be construed as an admission that either equity4life AG, Golden Mean or Schmidheiny are, for purposes of Section 13D of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

            The percentages of ownership are based on the 7,379,415 shares of Common Stock reported outstanding in the Company's Form 10-Q, dated November 12, 2002.

            The information in Item 5(b) is hereby amended and restated in its entirety as follows:

            (b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

            The information in Item 5(c) is hereby amended by the addition of the following information:

            (c) Except as set forth above, no Reporting Person has effected any transactions in shares of Common Stock during the preceding 60 days. To the best knowledge of Golden Mean, no person identified in Schedule I has effected any transactions in shares of Common Stock during the

CUSIP No. 76127H 10 0                 13 D                   Page 13 of 22 Pages


preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The information in Item 6 is hereby amended by the addition of the following information:

            The Assignment Agreement is described in Item 3 above. Such summary is qualified in its entirety by reference to the actual agreement itself which is attached as Exhibit 2 to this Amendment.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1: Joint Filing Agreement, dated as of January 24, 2003 among the reporting persons

            Exhibit 2: Assignment and Assumption of Securities, dated as of November 19, 2002, between Thomas Schmidheiny and Rocky Mountain Associates S.A.

CUSIP No. 76127H 10 0                 13 D                   Page 14 of 22 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 24, 2003
                                             (Date)

                                        EQUITYFOURLIFE (BAHAMAS) LTD.


                                        By: /s/ Saurin Pirjo
                                            ------------------------
                                        Name: Saurin Pirjo
                                        Title: Director


                                        By: /s/ Lindsay Leggat-Smith
                                            ------------------------
                                        Name: Lindsay Leggat-Smith
                                        Title: Director

CUSIP No. 76127H 10 0                 13 D                   Page 15 of 22 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 24, 2003
                                             (Date)

                                        EQUITY4LIFE AG


                                        By: /s/ Bruno Hauser
                                            ------------------------
                                        Name: Bruno Hauser
                                        Title:


                                        By: /s/ Gilbert Wenzel
                                            ------------------------
                                        Name: Gilbert Wenzel
                                        Title:

CUSIP No. 76127H 10 0                 13 D                   Page 16 of 22 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 24, 2003
                                             (Date)

                                        WALTER VILLIGER


                                        /s/ Walter Villiger
                                        -----------------------

CUSIP No. 76127H 10 0                 13 D                   Page 17 of 22 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 24, 2003
                                             (Date)

                                        BRUNO HAUSER


                                        /s/ Bruno Hauser
                                        -----------------------

CUSIP No. 76127H 10 0                 13 D                   Page 18 of 22 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 24, 2003
                                             (Date)

                                        ROCKY MOUNTAIN ASSOCIATES S.A.

                                        By: /s/ Pablo Javier Espino
                                            --------------------------
                                        Name: Pablo Javier Espino
                                        Title: Director


                                        By: /s/ Adelina M. de Estribi
                                            --------------------------
                                        Name: Adelina M. de Estribi
                                        Title: Director

CUSIP No. 76127H 10 0                 13 D                   Page 19 of 22 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 24, 2003
                                             (Date)

                                        GOLDEN MEAN VENTURES LTD.


                                        By: /s/ Klaus Baumueller
                                            ---------------------------
                                        Name: Dr. Klaus Baumueller
                                        Title: Chairman of the Board of
                                               Directors

CUSIP No. 76127H 10 0                 13 D                   Page 20 of 22 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 24, 2003
                                             (Date)

                                        THOMAS SCHMIDHEINY


                                        /s/ Thomas Schmidheiny
                                        -----------------------------

CUSIP No. 76127H 10 0                 13 D                   Page 21 of 22 Pages


                                                                      Schedule I

                            GOLDEN MEAN VENTURES LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS

Name                      Present Business       Present Principal       Citizenship
----                           Address              Occupation           -----------
                               -------              ----------
Directors

Klaus Baumueller         Zurcherstrasse 156   Director, Chairman         German
                         CH 8645 Jona         Golden Mean Ventures
                         Switzerland          Ltd.

Kim O. Simmons           41 Cedar Avenue      Director, Vice Chairman    Bermuda/British
                         Cedar House,         Golden Mean Ventures
                         POB HM 1179          Ltd.
                         BM-Hamilton HM12
                         Bermuda

Tammy L. Richardson      41 Cedar Avenue      Director                   Bermuda/British
                         Cedar House,         Golden Mean Ventures
                         POB HM 1179          Ltd.
                         BM-Hamilton HM12
                         Bermuda

Rolf Furrer              Zurcherstrasse 156   Director                   Switzerland
                         CH 8645 Jona         Golden Mean Ventures
                         Switzerland          Ltd.

Peter Schmid             Schmedgasse 6        Director                   Switzerland
                         P.O. Box 148         Golden Mean Ventures
                         FL-9490 Vaduz        Ltd.
                         Lichtenstein

Officers

Klaus Baumueller         Zurcherstrasse 156   President                  German
                         CH 8645 Jona         Golden Mean Ventures
                         Switzerland          Ltd.

Kim O. Simmons           41 Cedar Avenue      Vice-President             Bermuda/British
                         Cedar House,         Golden Mean Ventures
                         POB HM 1179          Ltd.
                         BM-Hamilton HM12
                         Bermuda

Patricia M O'Doherty     Cedar House          Secretary                  Bermuda/British
                         41 Cedar Avenue      Golden Mean Ventures
                         Hamilton HM 12       Ltd.
                         Bermuda

CUSIP No. 76127H 10 0                 13 D                   Page 22 of 22 Pages


                                  EXHIBIT INDEX

Exhibit No.
-----------

      99.1. Joint Filing Agreement, dated as of January 24, 2003 among the reporting persons

      99.2. Assignment and Assumption of Securities, dated as of November 19, 2002, between Thomas Schmidheiny and Rocky Mountain Associates S.A.